EXHIBIT (a)(1)(D)

[To be sent to all participants in the Offer shortly following July 14, 2003 unless the offer is extended]

[ANSWERTHINK LETTERHEAD]

[date]

[Name and address of option holder who elected to exchange options]

This letter confirms that on             , 2003, Answerthink, Inc. accepted for exchange and cancelled the options to purchase shares of Common Stock of Answerthink that you tendered pursuant to the terms of Answerthink’s Offer to Exchange Outstanding Options for Restricted Stock Units, dated June 11, 2003 (the “Offer to Exchange”) and the related Letter of Transmittal submitted by you. Answerthink will grant you the restricted stock units in accordance with the Offer to Exchange on             , 2003.

If you have any questions about this letter, please contact Diane Tuccito, Answerthink Human Resources, at 404-682-2444.

Sincerely,

Answerthink, Inc.

By:

Title:

1